Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated March 31, 2022, relating to the consolidated financial statements of A2Z Smart Technologies Corp. included in this Annual Report on Form 40-F for the year ended December 31, 2021..

Tel Aviv, Israel	/s/ Ziv Haft
March 31, 2022	Certified Public Accountants (Isr.)
Tomer Fromovich, Audit Partner BDO Member Firm